

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 2, 2015

Mr. Trevor Newton
President, Chairman of the Board of Directors
10010-98 Street
PO Box 7770
Peace River, Alberta
Canada T8S 1T3

> **Re: Strata Oil & Gas Inc.**
> **Form 20-F for the Fiscal Year ended December 31, 2013**
> **Filed April 30, 2014**
> **Form 20-F for the Fiscal Year ended December 31, 2014**
> **Filed April 29, 2015**
> **File No. 000-50934**

Dear Mr. Newton:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director